SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On October 12, 2022, Nisun International Enterprise Development Group Co., Ltd (the “Company”) issued a press release announcing that it will hold its 2022 annual meeting of shareholders on November 29, 2022, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on November 28, 2022), at 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336 . Shareholders as of the record date, close of business on October 24, 2022, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that October 23, 2021 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Nisun International Enterprise Development Group Co., Ltd, 21F, 55 Loushanguan Rd, Changning District, Shanghai, China 200336, Attention: Corporate Secretary. Proposals by email should be sent to: ir@cnisun.com.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: October 12, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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